Exhibit 99.106

Amaya Reports First Quarter 2015 Results

MONTREAL, May 14, 2015 /CNW/ - Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today reported its financial results for the three month period ended March 31, 2015. The Corporation also provided updates to its share buyback program and its 2015 full year financial guidance. All dollar ($) figures are in Canadian dollars (CAD) unless otherwise noted.

During the first quarter, Amaya’s continuing operations included its core B2C business, primarily the PokerStars and Full Tilt brands, and its B2B online casino business. As a result of the announced sale of Cadillac Jack, Inc. (“Cadillac Jack”) for US$382 million and the completed spin-off of 60% of Amaya’s interest in Diamond Game Enterprises (“Diamond Game”) for $34 million in gross proceeds through the initial public offering of Innova Gaming Group (“Innova”), Cadillac Jack and Diamond Game were classified as discontinued operations and their assets and liabilities as held for sale.

Key financial highlights for Q1 2015:

•	International Financial Reporting Standards (“IFRS”) revenues from continuing operations of $340 million;

•	Revenues from discontinued operations of $30 million;

•	Total revenues including from discontinued operations was $370 million in Q1

•	Adjusted Net Earnings (Loss)[1] of $82 million as compared to $(1) million in Q1 2014;

•	Adjusted Net Earnings (Loss)[1] per Diluted Share of 41 cents, respectively, as compared to (1) cent in Q1 2014;

•	Adjusted EBITDA[2] from continuing operations of $140 million as compared to $2 million in Q1 2014;

•	Adjusted EBITDA from discontinued operations of $14 million;

•	Total Adjusted EBITDA including from discontinued operations was $154 million in Q1

•	IFRS cash flow from operating activities of $79 million, of which $73 million was from continuing operations, as compared to approximately $(0.4) million in Q1 2014; and

•	Net debt of US$2.541 billion at March 31, 2015, as compared to net debt at August 1, 2014, as of the completion of the acquisition of Amaya’s B2C business, of US$3.081 billion, resulting primarily from liabilities classified as held for sale, principal repayments on the first lien term loan related to the B2C business acquisition, and an increase in cash and investments net of restricted cash and customer deposits.

[1]	Adjusted Net Earnings (Loss), and Adjusted Net Earnings (Loss) per Diluted share, each as defined by the Corporation means net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings (Loss) is a non-IFRS measure. Reconciliation to net income from continuing operations is included in this release.
[2]	Adjusted EBITDA as defined by the Corporation means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs. Adjusted EBITDA is a non-IFRS measure. Reconciliation to net Income from continuing operations is included in this release.

“We saw continued strength in our core consumer online gaming business in the first quarter with gross deposits at PokerStars increasing approximately 9% on a domestic currency basis and PokerStars estimating an increase in its share of the global online poker market,” said David Baazov, CEO of Amaya. “We believe that this healthy engagement helped counter new sales taxes and gaming duties in certain major European jurisdictions as well as a significant decrease in the purchasing power of our consumer base stemming from a sharp decline in the value of their local currencies versus the U.S. dollar (USD), which is the predominant currency of gameplay.

“PokerStars recently made multiple strategic marketing investments to help grow the global poker sector, including the sponsorship of new poker pros, celebrities and athletes, notably football megastar Neymar Jr, who we anticipate will help attract new players to the game,” said Baazov. “These investments were in part driven by our expansion into adjacent gaming verticals including casino and sports betting, which have provided new revenue streams since their introduction. We ended the quarter with more than 93 million cumulative customer registrations, an increase of nearly 2.5 million during the quarter.

“We continue to execute on our strategy to divest our B2B assets and have completed the spin-off of Diamond Game through the IPO of Innova, and announced strategic transactions to sell Cadillac Jack to AGS, and sell Chartwell and CryptoLogic to NYX Gaming Group. We anticipate these divestitures will substantially reduce our indebtedness and fund a portion of the buyback of our common shares. We also expect the continued strong cash flow generated from our B2C business to allow us to delever throughout the remainder of 2015, support the buy-back of our common shares and allow us to pursue, among other things, potential strategic investments or acquisitions.”

FOR THE THREE MONTH PERIODS ENDED MARCH 31 $000’S EXCEPT PER SHARE FIGURES	2015	2014
Revenues	340,133	12,842
Adjusted EBITDA	140,341	1,856
Adjusted EBITDA margin (as % of revenue)	41%	14%
Net earnings (loss) from continuing operations	22,698	44,373
Adjusted Net Earnings	82,467	(1,290)
Net earnings (loss)	12,963	38,960
Cash flows from operating activities	79,328	568
Adjusted Net Earnings (Loss) Per Diluted Share	$0.41	$(0.01)

FINANCIAL RESULTS FROM CONTINUING OPERATIONS

Revenue for the three-month period ended March 31, 2015 was $340.1 million as compared to $12.8 million for the comparable prior year period. This increase was primarily attributable to consolidating B2C revenue, primarily generated by PokerStars, with B2B revenue.

Sales and marketing expenses increased from $3.0 million for the three-month period ended March 31, 2014 to $59.0 million for the three-month period ended March 31, 2015. The increase was primarily the result of advertising and marketing expenses incurred by the B2C business during the three month period ended December 31, 2014.

General and administrative expenses increased from $12.8 million for the three-month period ended March 31, 2014 to $193.8 million for the three-month period ended March 31, 2015. The increase was primarily the result of (i) a growing employee base due to the acquisition of the B2C business, (ii) gaming duty and processing costs incurred by the B2C business in connection with generating B2C revenues and (iii) increased amortization of purchase price allocated intangibles.

Financial expenses increased from $(0.7) million for the three-month period ended March 31, 2014 to $65.8 million for the three-month period ended March 31, 2015. This increase was primarily the result of interest incurred on the U.S. dollar denominated long term debt during the three-month period ended March 31, 2015, as offset by unrealized gain on the re-valuation of the Euro denominated long-term debt during the same period.

Acquisition related expenses increased from $2.6 million for the three-month period ended March 31, 2014 to $2.8 million for the three-month period ended March 31, 2015. This increase was primarily the result of fees incurred during the three-month period ended March 31, 2015 in connection with the anticipated sale of Cadillac Jack and the spin-off of Diamond Game as compared to underwriter fees and professional fees incurred in connection with the acquisition of Diamond Game during the three-month period ended March 31, 2014.

Current income taxes increased from $1.0 million for the three-month period ended March 31, 2014 to $2.9 million for the three-month period ended March 31, 2015. This increase was primarily the result of the acquisition of the B2C business and the taxable revenues generated by such business.

For the three-month period ended March 31, 2015, the Corporation recognized deferred income tax recovery of $2.5 million as compared to recognized deferred income tax recovery of $0.9 million for the comparable prior year period. For the three month period ended March 31, 2014, the Corporation recognized deferred income tax recovery resulting primarily by differences between accounting and tax treatment of purchase price allocated intangibles.

Adjusted EBITDA Reconciliation	Q1 2015 $000’s	Q1 2014 $000’s
Net earnings from continuing operations	22,698	44,373
Financial expenses	65,763	(740)
Current income taxes	2,893	1,041
Deferred income taxes	(2,465)	(887)
Depreciation of property and equipment	2,061	470
Amortization of deferred development costs	272	133
Amortization of intangible assets	37,749	1,625
Stock-based compensation	3,426	754

EBITDA	132,397	46,769

Termination of employment agreements	122	130
Loss on disposal of assets	2,397	—
(Gain) on sale of subsidiary	—	(49,373)
(Gain) Loss from investments	(4,352)	99
Acquisition-related costs	2,797	2,585
Net Adjusted EBITDA from assets & liabilities classified as held for sale	—	(317)
Other one-time costs	6,980	1,963

Adjusted EBITDA	140,341	1,856

Adjusted Net Earnings Reconciliation	Q1 2015 $000’s	Q1 2014 $000’s
Net earnings from continuing operations	22,698	44,373
Other one-time costs	6,980	1,963
Deferred income taxes	(2,465)	(887)
Termination of employment agreements	122	130
Loss on disposal of assets	2,397	—
Loss (gain) from investments	(4,352)	99
Acquisition-related costs	2,797	2,585
Foreign exchange	911	(1,859)
(Gain) on sale of subsidiary	—	(49,373)
Net adjusted earnings from assets & liabilities classified as held for sale	—	(299)
Amortization of purchase price allocation intangibles	37,433	892
Interest accretion	12,520	332
Stock-based compensation	3,426	754

Adjusted Net Earnings	82,467	(1,290)

Q1 2015 AND SUBSEQUENT HIGHLIGHTS

B2C Financial Highlights3

•	Revenues of approximately $337 million, comprised of approximately 94% from the poker and approximately 6% from the new casino offering. Revenues are net of approximately $9 million in VAT introduced in various European Union jurisdictions in Q1 2015. On a year-over-year basis, revenues in Q1 2015 were approximately the same as Q1 2014, with revenue from the new casino offering offsetting a decline in poker revenue. This decline was partially due to the decline in purchasing power of our consumer base as a result of an average 18% decline in the value of our consumers’ local currency relative to the U.S. dollar, which was partially offset by the translation into our Canadian dollar reporting currency. On a constant currency basis and removing the impact of VAT, growth in poker revenue was approximately 8%.

•	Adjusted EBITDA of approximately $142 million which is net of VAT and recently introduced gaming duties in the U.K. and Bulgaria (combined, approximately $13.4 million) that were not imposed during Q1 2014. On a year-over-year basis, Adjusted EBITDA in Q1 2015 was approximately the same as in Q1 2014.

[3]	Amaya did not start consolidating financial results from its B2C business until it completed the acquisition of the business on August 1, 2014. Therefore, Amaya’s 2014 consolidated financial statements do not include contributions from the B2C business for the first seven months of 2014.

B2C Operational Highlights

Poker

•	PokerStars announced the sponsorship of football megastar Neymar Jr. and PokerStars.net announced the sponsorship of Japanese model and actress Yuiko Matsukawa as a new celebrity brand ambassador. Neymar Jr and Matsukawa will join a roster of PokerStars sponsored celebrities including Spanish tennis superstar Rafael Nadal, Brazilian soccer legend Ronaldo, and poker professional Daniel Negreanu. In addition, PokerStars announced the signing of its first Team Pros from India, Aditya Agarwal, and Japan, Kosei Ichinose. The various sponsorships are part of the company’s strategy to promote the growth of poker around the world.

•	Eight poker players have now become millionaires, four online and four in live events, through the PokerStars Makes Millionaires promotion, taking place in April and May of 2015, with at least one more to come in PokerStars’ Spring Championship of Online Poker High Main Event on May 24, 2015. The ‘Millionaires’ campaign is reminiscent of the feat accomplished by Chris Moneymaker, an American accountant and casual poker player, who rose to fame in 2003 when he won $2.5 million at the World Series of Poker after qualifying via a low-stakes satellite tournament on PokerStars.

•	PokerStars has launched a new PokerStars LIVE poker room in Northern Italy at “Casino de la Vallée”, which is part of a new leisure destination, the Saint-Vincent Resort & Casino. Saint-Vincent is an alpine town not far from the international airports of Turin and Milan Malpensa, near the Italian border with France and Switzerland.

PokerStars Online Poker KPIs

•	PokerStars estimates it increased its share of the online poker market, based on cash game and tournament players, to approximately 66% in Q1 2015 from 62% in Q1 2014, with the increase driven primarily by its increasing share of tournament player activity and the popularity of its Spin & Go tournaments. PokerStars compiles its estimates based on industry data sources including PokerScout, Sharkscope and information provided by certain gaming regulators.

•	The number of online poker tournaments PokerStars held in Q1 2015 doubled from Q1 2014, with player activity shifting from ring/cash games to tournaments including Spin & Go’s. Tournaments now generate a significant majority of PokerStars’ online poker gross gaming revenue, with ring/cash games declining as a percentage of total revenues.

•	Gross deposits on PokerStars increased approximately 9% on a domestic currency basis in Q1 2015 as compared to Q1 2014

•	Real money online poker signups increased 2% and reactivations of inactive players increased 5% as compared to Q1 2014

•	Mobile represented more than 60% of new account registrations

•	The number of unique players who made a deposit during Q1 2015 increased 1.3% as compared to Q1 2014

•	The average number of days a customer played online poker during Q1 2015 was stable at over 8.7 times per month

•	The number of real money unique players who played online poker in the quarter declined approximately 2.6% in Q1 2015 as compared to Q1 2014, partially due to the decline in purchasing power of our consumer base as a result of declines in the value of our consumers’ local currency relative to USD. As gameplay takes place predominantly in USD on the .com shared liquidity network, devaluation in local currencies versus USD has a negative impact on the purchasing power of our customers, resulting in certain customers playing less frequently. The number of unique players in April 2015 is in line with April 2014, and the business is making investments in marketing, including celebrity sponsors, and in development of new and innovative games that it anticipates will result in growth in real money unique players beginning in the late third quarter of 2015

B2C Casino

•	Casino provided approximately 6% of total B2C revenues in the quarter, despite PokerStars only providing two games, Blackjack and Roulette, on the desktop client

•	PokerStars has subsequently bolstered its online casino with the offering of additional casino games, including live dealer games, more table games and slots, to its desktop client

•	Both Blackjack and Roulette are being rolled out on the PokerStars mobile apps for the Android and iOS platforms, and on the desktop client in the segregated market of Italy

•	More than 20% of eligible players on the PokerStars.com global network played casino in March, 2015, despite slots not yet being available and live dealer games only recently launched

•	Full Tilt, which had a more fulsome offering of table games, live dealer and slots, averaged greater than 33% cross sell in Q1 2015

•	Casino revenues in Q1 2015 grew sequentially from Q4 2014 by approximately 75%, with the recent run rate also approximately 75% above the Q1 2015 run rate

•	The B2C business anticipates that its casino offering, with even more games, will continue to be rolled out across all platforms – web, mobile and on the downloadable poker client – over Q2 and Q3 of 2015

Sports Betting

•	PokerStars launched its sportsbook beta offering at the end of Q1 and it is being rolled out in various jurisdictions on the .com shared network, with completion anticipated by the end of the second quarter, with rollout in the segregated markets of Spain and Italy by the end of Q3 2015

•	For the first time, our customers are able to access their account and the sportsbook directly from the PokerStars website, as well as on the downloadable poker client and via PokerStars’ mobile apps

•	Our customers can now deposit, withdraw and play on all three of our gaming verticals, poker, casino and sportsbook, directly from one account

Regulatory

•	On May 13, 2015, Full Tilt announced that it had received a license and has launched poker and casino games in Denmark as the newest licensed gaming operator in that country. PokerStars already had a license in Denmark.

•	During the first quarter, Amaya also announced that both PokerStars and Full Tilt received licenses from the UK Gambling Commission to operate online poker and other gaming within the United Kingdom.

2015 FULL YEAR FINANCIAL GUIDANCE

As noted above, Cadillac Jack and Diamond Game have been classified as discontinued operations and their assets and liabilities as held for sale. As such, Amaya’s IFRS revenues and non-IFRS Adjusted EBITDA will exclude the contribution from those businesses. In the second quarter of 2015, Amaya also announced a definitive agreement for the sale of its B2B online casino business, Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) and CryptoLogic Ltd., and anticipates that such business will be identified as discontinued operations and its assets and liabilities held for sale as of and for the second quarter of 2015. The Corporation is therefore updating its full-year 2015 guidance, as announced on March 31, 2015, to reflect these changes. There are no material changes to the assumptions used to determine the previously provided guidance. As a result, such guidance will exclude Amaya’s B2B businesses and only include its B2C business.

•	Revenues for the B2C business of $1.446 billion to $1.564 billion, as compared to previous guidance of revenues for the B2C and B2B business of $1.620 billion to $1.740 billion (which consisted of approximately 90% revenue contribution from Amaya’s B2C business and approximately 10% revenue contribution from Amaya’s B2B businesses). Assumptions include:

•	USD/CAD exchange rate of 1.26, as at close on March 27, 2015

•	Excludes any potential revenues that may come from new verticals

•	The revenue guidance is net of approximately $45 million in new value added taxes (VAT)

•	The revenue guidance is net of the negative impact from the reduction in purchasing power of global depositing currencies relative to US dollar-denominated games

•	Casino and sportsbook revenues to account for more than 13% of total B2C revenues

•	The poker business to grow on a CAD basis

•	Adjusted EBITDA for the B2C business of $600 million to $650 million as compared to previous guidance of Adjusted EBITDA from the B2C business and the B2B business of $670 million to $715 million (which consisted of approximately 90% Adjusted EBITDA from Amaya’s B2C business and approximately 10% Adjusted EBITDA from Amaya’s B2B businesses). Assumptions include:

•	USD/CAD exchange rate of 1.26, as at close on March 27, 2015

•	Growth driven by casino, sportsbook and the core poker business

•	The Adjusted EBITDA guidance is net of:

•	approximately $45 million in new Value Added Taxes (VAT) and UK point of consumption (POC) taxes on the core poker business (net of VAT and POC on casino and sportsbook)

•	the negative impact from the reduction in purchasing power of global depositing currencies relative to US dollar-denominated games

•	Pro Forma Adjusted Net Earnings[4] consistent with previous guidance at $367 million to $415 million, or $1.77 to $2.00 per diluted share. Assumptions include:

•	A diluted share count of approximately 208 million, assuming conversion of all convertible preferred shares, options and warrants and not taking into account any share buyback

•	No change to existing debt at the B2C business (such as principal payments on or refinancing of the business’s second lien term loan)

•	Pro forma as if the divestiture of the entire B2B business occurred at December 31, 2014

•	Before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs.

•	Adjusted Net Leverage Ratio[5] consistent with previous guidance at 4.0 to 4.5 at December 31, 2015.

[4]	Pro Forma Adjusted Net Earnings is a non-IFRS measure and is pro forma as if the divestiture of the entire B2B business occurred at December 31, 2014.
5	Adjusted Net Leverage Ratio is a non-IFRS measure defined as Adjusted Net Debt divided by Adjusted EBITDA. Adjusted Net Debt means total financial leverage minus cash (with cash including funds in excess of working capital requirements set aside for the deferred payment that is in Restricted Cash in the Corporation’s Financial Statements), and after giving effect to the anticipated divestitures of our B2B assets. This does not assume potential cash from the exercise of warrants with maturity dates extending beyond 2015.

SHARE BUYBACK

Further to Amaya’s press release of February 13, 2015 announcing TSX approval of a normal course issuer bid (“NCIB”) allowing Amaya to purchase for cancellation up to a certain percentage of its common shares (“Common Shares”), Amaya currently intends to enter into an automatic share purchase plan (the “Automatic Purchase Plan”) with a broker to facilitate repurchases of its Common Shares under its NCIB. Subject to certain TSX restrictions, as generally described in the February 13 press release, and the terms and conditions of the Automatic Purchase Plan, once Amaya enters into the Automatic Purchase Plan, the broker will be able to repurchase Common Shares under the Automatic Purchase Plan at any time, provided that the broker is not in possession of material, non-public information about Amaya, its subsidiaries or its business. The Corporation has been under its routine quarterly blackout periods since the NCIB period began and has not yet purchased any Common Shares under the NCIB. Following the expiration of the Corporation’s current blackout period and subject to TSX clearance, Amaya intends to enter into the Automatic Purchase Plan.

FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Amaya’s condensed consolidated financial statements, notes thereto and Management’s Discussion and Analysis for the three month period ended March 31, 2015, will be available on SEDAR at www.sedar.com. Additional information relating to Amaya and its business may also be found on SEDAR at www.sedar.com.

CONFERENCE CALL

Amaya will host a conference call on Thursday, May 14, 2015 at 8:30 a.m. ET to discuss its financial results for the first quarter of 2015. David Baazov, CEO of Amaya, will chair the call. To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the call at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 40732799. To access the webcast please use the following link:

http://event.on24.com/r.htm?e=991837&s=1&k=8AFCEEDE4413E6BF73BC8CCBC365B96D

ABOUT AMAYA

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand. Amaya also provides B2B interactive and land-based gaming solutions to the regulated gaming industry.

CAUTION REGARDING FORWARDING LOOKING STATEMENTS AND NON-IFRS FINANCIAL MEASURES

Certain statements included herein, including those that express management’s expectations or estimates of our future performance, constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied in such statements. Investors are cautioned not to put undue reliance on forward looking statements.

Specific risks that could affect the Corporation’s ability to achieve the anticipated results outlined herein include, but are not limited to:

•	the Corporation’s inability to close announced divestitures or realize proceeds from some or all of these divestitures in the amounts or within the timeframe currently anticipated;

•	the Corporation is subject to foreign exchange and currency risks that could adversely affect its operations, and the Corporation’s ability to mitigate its foreign exchange risk through hedging transactions may be limited;

•	competitive risks within the online poker, casino and sportsbook markets that could result in Amaya not achieving its anticipated financial performance;

•	the Corporation’s dependency on customers’ acceptance of its products, and the Corporation’s inability to meet changing consumer preferences may negatively impact its business and results of operations;

•	the Corporation’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates;

•	the gaming industry is heavily regulated and failure by the Corporation to comply with applicable requirements could be disruptive to its business and could adversely affect its operations. Additionally, the Corporation’s ability to operate in its existing jurisdictions or expand in new jurisdictions could be adversely affected by new or changing laws or regulations, new interpretations of existing laws or regulations, and difficulties or delays in obtaining or maintaining required licenses or product approvals.

These and other applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended March 31, 2015, each as filed on SEDAR at www.sedar.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. The forward-looking statements contained herein reflect Amaya’s current views with respect to future events, and except as required by applicable law, Amaya does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

This release contains non-IFRS financial measures and are noted and defined where used, specifically Adjusted Net Earnings, Adjusted Net Earnings per Basic and Diluted Share, Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Earnings, Adjusted Net Debt and Adjusted Net Leverage Ratio. These financial measures are commonly used to compare companies and management believes they are important measures in evaluating Amaya. However, they are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other companies. Investors are cautioned that such measures should not be construed as alternatives to comparable IFRS measures determined in accordance with IFRS.

SOURCE Amaya Inc.

%SEDAR: 00029939E

For further information: For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com; For media inquiries, please contact: Eric Hollreiser, Press@amaya.com

CO: Amaya Inc.

CNW 07:00e 14-MAY-15